Filed by Exar Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Sipex Corporation

Commission File No.: 1-33403

Contacts:

J. Scott Kamsler, Senior VP, CFO

Thomas R. Melendrez, Executive Vice President

(510) 668-7000

Exar Corporation and Sipex Corporation Announce Early Termination of Hart Scott Rodino Act Waiting Period

Fremont, CA — July 5, 2007 — Exar Corporation (Nasdaq: EXAR) and Sipex Corporation (Nasdaq: SIPX) announced that they received notification from the Federal Trade Commission of early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act notification of 1976 (HSR), as amended, relating to the companies’ proposed merger. Additionally, an affiliate of Future Electronics, a major shareholder in the proposed companies, has also received notification of early termination of the HSR waiting period. Termination of the HSR waiting period satisfies a condition to closing the merger. The closing of the merger remains subject to approval by Exar and Sipex stockholders and other customary closing conditions. Exar and Sipex expect the merger to close during the third quarter of 2007.

“I am very pleased with the notification of early termination of the Companies’ and Future’s HSR waiting period,” said Richard L. Leza, interim president and chief executive officer. “Future is a strategic ally and stakeholder in the combined Company.”

“This notification highlights that the merger process is moving forward and integration planning is underway,” said Ralph Schmitt, CEO of Sipex. “A continuation of such cooperative Exar and Sipex activities will be key to our combined Company’s success.”

Additional Information and Where You Can Find It

Exar has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests are described in the proxy statement /prospectus.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests are described in the proxy statement /prospectus.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

About Exar

Exar Corporation designs, develops and markets high-performance, analog and mixed-signal silicon solutions for a variety of markets including networking, serial communications, and storage. Leveraging its industry-proven analog design expertise and system-level knowledge, Exar delivers to customers a wide array of technology solutions for current as well as next generation products. The Company is based in Fremont, CA, had fiscal 2007 revenues of $68.5 million, and employs approximately 235 people worldwide. For more information about the Company visit: http://www.exar.com.

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